Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communication was made available by a blog post on Comcast’s website:

COMCAST RESPONSE TO NETFLIX'S OPPOSITION TO TIME WARNER CABLE TRANSACTION

By Jennifer Khoury, Senior Vice President, Corporate and Digital Communications in News

APR 21, 2014

Netflix's opposition to our Time Warner Cable transaction is based on inaccurate claims and arguments.  There has been no company that has had a stronger commitment to openness of the Internet than Comcast and we are the only ISP in the country that is currently legally bound by the FCC’s vacated Net Neutrality rules.  In fact, one of the many benefits of our proposed transaction with Time Warner Cable will be the extension of Net Neutrality protections to millions of additional Americans. Here are the facts:

•
Internet interconnection has nothing to do with net neutrality; it’s all about Netflix wanting to unfairly shift its costs from its customers to all Internet customers, regardless of whether they subscribe to Netflix or not.

•
There is nothing unprecedented about our agreement with Netflix.  It’s very similar to agreements that companies like Akamai, Yahoo, Limelight, and Google have with companies like Verizon, AT&T, Level 3, Sprint, and Comcast.  Comcast alone has thousands of these transit relationships.

•
In fact, Netflix approached us for this direct connection between Netflix and Comcast, cutting out the wholesalers with whom Netflix had traditionally contracted and paid for transit.  This arrangement was thus about Netflix exercising its market power to extract a more favorable arrangement directly from Comcast than what Netflix had been paying for through third party providers.

•
If Netflix did not like the terms of our agreement, or if they do not like the terms Comcast provides at any time in the future, Netflix can work with any of the multiplicity of partners that connect with Comcast.  There was and is no need for Netflix or any other Internet content provider to work directly with us or any other specific ISP.

•
Transit is a highly competitive marketplace and Netflix and other Internet content providers have many choices.  In the last 15 years, this transit market has been so competitive that pricing has declined by over 99 percent.

•
Netflix’s opposition to our transaction with Time Warner Cable is also unfounded because the issues raised by Netflix apply to the industry as a whole, which is why the FCC has said that it will look at interconnection issues.  Netflix’s arguments are not transaction specific.

•	In any event, according to the latest FCC data, 97 percent of U.S. homes have access to three or more fixed or mobile providers who offer broadband services consistent with the FCC definition of broadband, a speed that Netflix has said is sufficient to deliver Netflix streaming video services to the consumer.

Netflix is free to express its opinions.  But they should be factually based.  And Netflix should be transparent that its opinion is not about protecting the consumer or about Net Neutrality.  Rather, it’s about improving Netflix’s business model by shifting costs that it has always borne to all users of the Internet and not just to Netflix customers.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe,"

"anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.